

Securities and Exchange Commission
RECEIVED   SECUR      SION

10025893

FEB 22 2010

Branch of Registrations
and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PWA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

Pittsburgh   PA   15229
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Rishel   412-931-2700
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800   Pittsburgh   PA   15237
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Rishel _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PWA Securities, Inc. _____ , as
of December 31 _____ , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                                   Signature

                                              CCO, Treasurer
                                              Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Courtney Stuempges, Notary Public
Ross Twp., Allegheny County
My Commission Expires Aug. 11, 2012
Member, Pennsylvania Association of Notaries

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

PWA SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2009

CONTENTS

Independent Auditors' Report and Financial Statements

Supplementary Information

Other Information



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
PWA Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **PWA Securities, Inc.** (the "Company") as of December 31, 2009, and the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PWA Securities, Inc.** at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co. LLC

February 10, 2010

PWA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalents	$	129,325
Investments Owned - At Market Value		84,126
Receivable From Clearing Organization		50,000
Total Assets	$	263,451

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable and Other Liabilities	$	14,017

Stockholders' Equity

Common Stock - No Par Value; 100 Shares Authorized;	
2 Shares Issued and Outstanding	160,000
Retained Earnings	89,434
Total Stockholders' Equity	249,434

Total Liabilities and Stockholders' Equity	$	263,451

The accompanying notes are an integral part of these financial statements.

PWA SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE

Commissions and Fees	$	981,162
Other		195,000
Investment Income		27,023
Total Revenue		1,203,185

EXPENSES

Management Fees		791,000
Clearing Charges		274,620
Other Operating Expenses		138,669
Rent		30,000
Insurance		29,283
Professional Fees		22,825
Registration Fees		22,362
Taxes		9,299
Total Expenses		1,318,058
Net Loss	$	(114,873)

The accompanying notes are an integral part of these financial statements.

PWA SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2009

Balance - December 31, 2008	$ -
Increases	-
Decreases	-
Balance - December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

PWA SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock (No Par Value)		Retained Earnings		Total	
Balance - December 31, 2008	$	160,000	$	204,307	$	364,307
Net Loss		-		(114,873)		(114,873)
Balance - December 31, 2009	$	160,000	$	89,434	$	249,434

The accompanying notes are an integral part of these financial statements.

PWA SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Loss	$ (114,873)
Noncash Items Included in Net Income	
Unrealized Gains on Investments Owned	(26,332)
Changes In	
Accounts Payable and Other Liabilities	14,017
Net Cash From Operating Acitivities	(127,188)
Cash and Cash Equivalents - Beginning	256,513
Cash and Cash Equivalents - Ending	$ 129,325

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

PWA Securities, Inc. was incorporated in April 2007, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor.

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Greensburg, Pennsylvania and Reston, Virginia. The Company executes principal and agency securities transactions and manages investment portfolios.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of PWA Securities, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis, generally the third business day following the trade date.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing organization. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing organization). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with those accounts.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Investments Owned

Investments owned are held in accounts with the Company's clearing organization and consist of mutual funds. The investments at the clearing organizations are insured by the Securities Investor Protection Corporation up to $500,000.

Investments are carried at market value. Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. The resulting difference between cost and market is included in income.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company follows the guidance of the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2009 and through February 10, 2010, the date the financial statements were issued.

3 – RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears its transactions on a fully disclosed basis through Pershing LLC. The amounts receivable from the clearing organization relate to amounts due from that organization. The receivable from the clearing organization at December 31, 2009 consists of the Company's required deposit in the amount of $50,000.

4 – FAIR VALUE MEASUREMENTS

FASB ASC Topic on Fair Values Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Mutual funds are valued at closing price reported on the active market on which the funds are traded.

There have been no changes in the methodologies used at December 31, 2009.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 84,126	$ -	$ -	$ 84,126

5 – RELATED PARTY TRANSACTIONS

The Company has entered into a month-to-month agreement with an affiliated entity (related through common ownership) through which the Company obtains various administrative and management services. The agreement requires the Company to make monthly payments of approximately $14,000 for the administrative services. During 2009, the Company paid approximately $168,200 for the administrative services. The cost for these services is reflected within several expense captions in the accompanying statement of operations. The Company incurred and paid management fees expense, related to the agreement, of approximately $791,000 for the year ended December 31, 2009.

5 – RELATED PARTY TRANSACTIONS (CONTINUED)

In addition, the agreement requires the affiliated entity to pay the Company a monthly fee ranging from $15,000 to $25,000 to perform broker-dealer services. Revenue, of $195,000, was generated under this agreement and is reflected under the revenue caption "Other" in the statement of operations.

Substantially all of the Company's brokerage revenue is generated from the affiliated entity.

6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2009, the Company's net capital under the uniform net capital rule was approximately $240,800, which exceeded the minimum capital requirements by approximately $190,800. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009, was .06 to 1.

SUPPLEMENTARY INFORMATION

PWA SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

NET CAPITAL

Stockholders' Equity $ 249,434

Deductions

Nonallowable Assets

Other Assets   -

Haircuts on Securities   8,624

Net Capital $ 240,810

AGGREGATE INDEBTEDNESS

Accounts Payable and Other Liabilities $ 14,017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6-$\frac{2}{3}$% of Aggregate Indebtedness
    or $50,000) $ 50,000

Net Capital in Excess of Amount Required   190,810

Net Capital $ 240,810

Ratio of Aggregate Indebtedness to Net Capital   .06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$	240,810
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	240,810

See independent auditors' report.

PWA SECURITIES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2009

PWA Securities, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. PWA Securities, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

OTHER INFORMATION



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
PWA Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **PWA Securities, Inc.** (the "Company") for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vahey & Co. LLC

February 10, 2010



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
PWA Securities, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by **PWA Securities, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (vendor disbursement records) entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (SIPC assessment analysis, 2009 interim financial statements, and Company general ledger account analyses) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC assessment analysis, 2009 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Varvy & Co. Ltd

February 10, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067700   FINRA   DEC
PWA SECURITIES INC    11*11
4900 PERRY HWY STE 300
PITTSBURGH PA 15229-2218
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Courtney Smeupges _412-931-2700_

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 806.27

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (264.75)

   _7/22/2009_
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   541.52

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 541.52

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 541.52

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PWA Securities, Inc.
(Name of Corporation, Partnership or other organization)

Cen Lu Stupa
(Authorized Signature)

Dated the _1_ day of _February_, 20 _10_ .

Administrative Coordinator
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _DECEMBER_ 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _908,632._00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

_908,632._00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_544,825._00

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

_40,767._00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ _531_

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

Enter the greater of line (i) or (ii)

_531_

Total deductions

_586,123_

2d. SIPC Net Operating Revenues

$ _322,509_

2e. General Assessment @ .0025

$ _806._27

(to page 1 but not less than $150 minimum)

2

PWA SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2009



Lally & Co.
CPAs and Business Advisors